UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 3)*



                         SCOTT'S LIQUID GOLD-INC.
                             (Name of Issuer)

                       Common Stock, $0.10 Par Value
                      (Title of Class of Securities)

                                     810202 10 1
                              (CUSIP Number)

  Mark R. Levy, Holland & Hart LLP, 555 - 17th Street, Denver, CO  80202
                              (303) 295-8073
(Name/Address/Telephone Number of Person Authorized to Receive Notices and
                              Communications)

                                   None
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D



      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
              PERSON

                   Goldstein Family Partnership, Ltd.

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP *                                      (a)
                                                           (b)
      3       SEC USE ONLY

      4       SOURCE OF FUNDS*

                   OO

      5       CHECK BOX IF DISCLOSURE OF LEGAL
              PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
              2(d) or 2(e)

      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Colorado

                                   7    SOLE VOTING
                                        POWER
                                             2,454,674
                                   8    SHARED VOTING
                                        POWER

                                   9    SOLE
                                        DISPOSITIVE
                                        POWER
                                             2,454,674
                                   10   SHARED
                                        DISPOSITIVE
                                        POWER

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

                   2,454,674

     12       CHECK BOX IS THE AGGREGATE AMOUNT IN  ROW
              (11) EXCLUDES CERTAIN SHARES*

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN
              ROW (11)

                   24.3%

     14       TYPE OF REPORTING PERSON*

                   PN


      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
              PERSON
                   Goldstein Family Corporation

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP *                                      (a)
                                                           (b)
      3       SEC USE ONLY

      4       SOURCE OF FUNDS*

                   OO

      5       CHECK BOX IF DISCLOSURE OF LEGAL
              PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
              2(d) or 2(e)

      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Colorado

                                   7   SOLE VOTING
                                       POWER
                                            2,454,674
                                   8   SHARED VOTING
                                       POWER

                                   9   SOLE
                                       DISPOSITIVE
                                       POWER
                                            2,454,674
                                   10  SHARED
                                       DISPOSITIVE
                                       POWER

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

                   2,454,674

     12       CHECK BOX IS THE AGGREGATE AMOUNT IN  ROW
              (11) EXCLUDES CERTAIN SHARES*

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN
              ROW (11)

                   24.3%

     14       TYPE OF REPORTING PERSON*

                   CO


      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
              PERSON
                   Jerome J. Goldstein
                   ####-##-####
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP *                                       (a)
                                                            (b)
      3       SEC USE ONLY

      4       SOURCE OF FUNDS*

                   OO

      5       CHECK BOX IF DISCLOSURE OF LEGAL
              PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
              2(d) or 2(e)

      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States Citizen

                                   7     SOLE VOTING
                                         POWER
                                              70,500
                                   8     SHARED VOTING
                                         POWER
                                              2,454,674
                                   9     SOLE
                                         DISPOSITIVE
                                         POWER
                                              70,500
                                   10    SHARED
                                         DISPOSITIVE
                                         POWER
                                           2,454,674
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

                   2,525,174

     12       CHECK BOX IS THE AGGREGATE AMOUNT IN  ROW
              (11) EXCLUDES CERTAIN SHARES*

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN
              ROW (11)

                   24.8%

     14       TYPE OF REPORTING PERSON*

                   IN

                       Item 1.  Security and Issuer

  This Schedule relates to Common Stock of Scott's Liquid Gold-Inc. (the
   "Company"), par value $0.10 per share. The address of the principal executive office of the Company is 4880 Havana Street, Denver, Colorado
                                  80239.

                     Item 2.  Identity and Background

    This statement is no longer filed on behalf of Goldie S. Goldstein, who died in September, 1998.

        Item 3.  Source and Amount of Funds or Other Consideration

   On November 24, 1998, Jerome J. Goldstein received from the Employee Stock Ownership Plan of Scott's Liquid Gold-Inc. (the "Company") 7,650
shares of Common Stock of the Company.  Those 7,650 shares were contributed on December 4, 1998 by Mr. Goldstein to the Goldstein Family Partnership,
  Ltd. (the "Partnership") in return for 31.46 units in the Partnership.

    The Partnership has outstanding 10,095.84 units of which Jerome J. Goldstein owns approximately 1,349.84 and of which the Goldstein Family
                 Corporation owns approximately 103 units.

                          See also Item 4 below.

                      Item 4.  Purpose of Transaction

   The purposes of the acquisition of the Company's Common Stock by the Partnership were to facilitate estate planning of Mr. Goldstein and to have the voting and disposition powers with respect to those shares rest with the Goldstein Family Corporation (the "Goldstein Corporation") as the sole general partner of the Partnership.

       Jerome J. Goldstein and Goldie S. Goldstein (the wife of Mr. Goldstein, who is now deceased) made a gift of 41 units in the Partnership to an unrelated party in August, 1998, and made gifts of a total of 165 units in the Partnership to three grandchildren in September, 1998. In
November, 1998, Jerome J. Goldstein received 1,672 units in the Partnership from the Estate of Goldie S. Goldstein.  In November, 1998, Mr. Goldstein
  transferred 2,057 units in the Partnership to a charitable lead annuity trust of which Mark E. Goldstein, his son, is the trustee. As a result, approximately 41% of the outstanding units in the Partnership are held by two children (including Mark E. Goldstein) of Mr. Goldstein, approximately 20% of the outstanding units are owned by a charitable trust, approximately
      13% of the units are owned by 5 grandchildren of Mr. Goldstein, approximately 11% of the outstanding units are owned by other relatives and approximately .4% of the units are owned by an unrelated person. Gifts of limited partner interests in the Partnership and sales of those interests may be made in the future by Mr. Goldstein.  One of the children of Mr.
   Goldstein is Mark E. Goldstein, who is the President, Chief Executive
                  Officer and a director of the Company.

   Mr. Goldstein controls the Goldstein Corporation. Under the will of Mr. Goldstein, in the event of his death, it is currently provided that Mark E. Goldstein, his son, would receive all outstanding shares of the Goldstein Corporation and therefore control the Goldstein Corporation.

      Mr. Goldstein has stock options under a Company plan to acquire certain shares of Common Stock of the Company and a vested interest in shares of the Company's Common Stock held in his account under the Company's employee stock ownership plan. Mr. Goldstein may in the future contribute or sell those shares to the Partnership.

      The Partnership may be dissolved upon the written agreement of partners holding at least 75% of the total capital account balances of all partners, the expiration of the term of 30 years and certain other events listed in the Limited Partnership Agreement of the Partnership, effective
November 6, 1996, as it may be amended from time to time (the "Partnership
  Agreement").  Please see Article XI of the Partnership Agreement, which
                 Agreement is an exhibit to this Schedule.

       Except as may be indicated above, the Partnership, Goldstein Corporation and Mr. Goldstein have no plans or proposals which relate to or would result in: (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
       (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the
  Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
  (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

               Item 5.  Interest in Securities of the Issuer

   The Partnership owns 2,454,674 shares of Common Stock of the Company. Under the terms of the Partnership Agreement, a determination on the voting or disposition of these shares rests with the sole general partner, the Goldstein Corporation. The Partnership and the Goldstein Corporation may
   be deemed to be the beneficial owners of all such 2,454,674 shares of Common Stock of the Company, representing approximately 24.3% of the outstanding Common Stock of the Company, and to have the sole power to vote or to direct the vote of such shares and the sole power to dispose or to direct the disposition of such shares.

   Mr. Goldstein as the director and executive officer of the Goldstein Corporation will determine the actions of the Partnership with respect to the shares of the Company's Common Stock held by the Partnership. Mr. Goldstein also may be deemed to be the beneficial owner of such 2,454,674 shares and to have the sole power to vote or to direct the vote of such shares and the sole power to dispose or to direct the disposition of such shares.

    Mr. Goldstein holds stock options under a stock option plan of the Company, which options are presently exercisable for 70,500 shares of
Common Stock of the Company.  Accordingly, Mr. Goldstein may be deemed the beneficial owner of a total of 2,525,174 shares of Common Stock of the Company (which includes shares subject to the options), representing 24.8%
 of the outstanding Common Stock of the Company (assuming the exercise of the options). Mr. Goldstein has the sole voting power and disposition power with respect to 2,454,674 shares as described above and may be deemed to have the sole power to vote or to direct the vote of the 70,500 shares subject to the option and to have the sole power to dispose or to direct the disposition of the 70,500 shares subject to the option.

   The limited partners of the Partnership have an interest in dividends from or the proceeds from the sale of any Common Stock held by the Partnership because the dividends or proceeds would become assets of the Partnership. However, under the terms of the Partnership Agreement, they do not have the right to receive or the power to direct the receipt of any such dividends or proceeds.  See Item 4 above.

     The Partnership, Goldstein Corporation and Mr. Goldstein have not engaged in any transactions in the Common Stock of the Company since the date of the original filing of this Schedule 13D, except transfers described in Item 3 and Item 4 of this Schedule 13D as amended.

  Item 6.  Contracts, Arrangements, Understandings or Relationships with
                    Respect to Securities of the Issuer

   The Partnership, Goldstein Corporation and Mr. Goldstein do not have any contracts, arrangements, understandings or relationships among themselves or between any of them and another person or entity with respect to the securities of the Company except to the extent any of the following may be so considered.

     The Partnership Agreement sets forth the powers of the Goldstein Corporation as the general partner to control the voting of, disposition of and other matters concerning the Common Stock of the Company held by the Partnership. The Partnership Agreement is an exhibit to this Schedule.

   In selling limited partnership interests in 1996 and 1997, Jerome J. Goldstein and Goldie S. Goldstein entered into a sales agreement with each buyer and received back from each buyer a promissory note in full payment of the purchase price. All these notes are owned at this time by Jerome J. Goldstein. The interest on the outstanding principal is payable annually, and the full principal amount of the note is due nine years from the date of sale. The notes require a prepayment if the stock of the Company is sold by the Partnership and any proceeds from the sale are distributed to the limited partners.

               Please also see information in Item 4 above.

                 Item 7.  Material to be Filed as Exhibits

                                No change.

                                 Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       Date:     February 12, 1999.


                    Goldstein Family Partnership, Ltd.
                      By Goldstein Family Corporation


                  By:  Jerome J. Goldstein, President



                       Goldstein Family Corporation


                  By:  Jerome J. Goldstein, President



                             Jerome J. Goldstein